UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 15, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Microtune, Inc.

File No. 000-31029-40 - CF#24701

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Microtune, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on February 19, 2010.

Based on representations by Microtune, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 10.2	through June 12, 2015
Exhibit 10.3	through June 12, 2015
Exhibit 10.4	through June 12, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel